

March 10, 2014

<u>Via E-mail</u>
Mr. Garo Armen
Chief Executive Officer and Chairman of the Board
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

   Re: Agenus Inc.
     Preliminary Proxy Statement on Form PRE14A
     Filed February 27, 2014
     File No. 000-29089

Dear Mr. Armen:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ *Daniel Greenspan for*

          Jeffrey P. Riedler
          Assistant Director

cc: Gerald Quirk
    Choate, Hall & Stewart LLP
    Two International Place
    Boston, MA 02110